                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D
                                (Rule 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 ------------

                           BREAKAWAY SOLUTIONS, INC.
                               (Name of Issuer)

                  Common Stock, Par Value $.000125 Per Share
                        (Title of Class of Securities)

                                  105372 10 5
                                (CUSIP number)

                             Henry N. Nassau, Esq.
                     Managing Director and General Counsel
                         Internet Capital Group, Inc.
                               The 600 Building
                             435 Devon Park Drive
                                Wayne, PA 19087
                                (610) 989-0111
                    (Name, address and telephone number of
                     Person Authorized to Receive Notices
                              and Communications)

                                   Copy to:

                          Christopher G. Karras, Esq.
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793

                                 April 5, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]


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CUSIP No. 105372 10 5


--------------------------------------------------------------------------------
1)  Name of Reporting Person                        Internet Capital Group, Inc.

    SS. Or I.R.S. Identification                    23-2996071
    No. of Above Person
--------------------------------------------------------------------------------
2)  Check the Appropriate Box                       (a)  [_]
    if a Member of a Group                          (b)  [_]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  Source of Funds                                 WC, OO
--------------------------------------------------------------------------------
5)  Check Box if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                  [_]
--------------------------------------------------------------------------------

6)  Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------
Number of Shares                                    7)  Sole Voting
Beneficially Owned By                                   Power      15,562,674
Reporting Person With                               ----------------------------
                                                    8)  Shared Voting
                                                        Power               0
                                                    ----------------------------
                                                    9)  Sole Dispositive
                                                        Power      15,562,674
                                                    ----------------------------
                                                    10) Shared Dispositive
                                                        Power               0
                                                    ----------------------------
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially
    Owned by Each Reporting Person                  15,562,674
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares             [_]
--------------------------------------------------------------------------------
13) Percent of Class Represented
    by Amount in Row (11)                           44.3%
--------------------------------------------------------------------------------
14) Type of Reporting Person                        CO
--------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the purchase of Common Stock, par value $.000125 per share (the "Common Stock"), of Breakaway Solutions, Inc. (the "Issuer"), whose principal executive office is located at 50 Rowes Wharf, 6th Floor, Boston, MA 02110. The Common Stock is currently traded on the NASDAQ under the symbol "BWAY."

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the filing person is Internet Capital Group, Inc., a Delaware corporation ("ICG"). The name, address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of ICG (collectively, the "Directors and Executive Officers") is set forth in Appendix I hereto, which is incorporated herein by reference.

         (b)-(c) The address of the principal office and principal place of business of ICG is The 600 Building, 435 Devon Park Drive, Wayne, PA 19087. ICG is an Internet company actively engaged in business to business e-commerce through a network of partner companies.

         (d) During the past five years, none of ICG or the Directors and Executive Officers have been convicted in a criminal proceeding.

         (e) During the past five years, none of ICG or the Directors and Executive Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Directors and Executive Officers is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 5, 2000, ICG used its working capital and unissued shares of ICG common stock to purchase in a private transaction 1,600,000 shares of Common Stock for aggregate consideration consisting of 323,509 shares of ICG common stock and $39,270,000 in cash. The balance of the Common Stock held by ICG was the subject of a report on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

         ICG has acquired the Common Stock as part of its operating strategy to integrate ICG's partner companies into a collaborative network that leverages its collective knowledge and resources. ICG intends to review, from time to time, its interest in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition



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

opportunities. Based upon those considerations, ICG may seek to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock.

         Except as set forth above, ICG and the Directors and Executive Officers have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) ICG may be deemed to be the beneficial owner with the sole power to vote and dispose of a total of 15,562,674 shares of Common Stock (or 44.3% of the outstanding Common Stock).

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among ICG, the Directors or Executive Officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



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                                   Signature
                                   ---------

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 2001             INTERNET CAPITAL GROUP, INC.


                                     By:  /s/ Henry N. Nassau
                                        ----------------------------------------
                                     Name:    Henry N. Nassau
                                          --------------------------------------
                                     Title:   Managing Director, General Counsel
                                           -------------------------------------
                                              and Secretary
                                           -------------------------------------


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


                                  APPENDIX I

                                 ICG Directors
                                 -------------

              Name                        Principal Occupation                      Address
---------------------------------  ----------------------------------  ----------------------------------
Robert E. Keith, Jr.               President and Chief Executive       TL Ventures
                                   Officer, TL Ventures                The 700 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087
                                                                       (early stage venture capital firm)

Julian A. Brodsky                  Vice Chairman and Director,         Comcast Corporation
                                   Comcast Corporation                 1500 Market Street
                                                                       Philadelphia, PA 19102
                                                                       (cable, content and commerce
                                                                       provider)

Walter W. Buckley, III             President and Chief Executive       Internet Capital Group, Inc.
                                   Officer, Internet Capital           The 600 Building
                                   Group, Inc.                         435 Devon Park Drive
                                                                       Wayne, PA 19087

Kenneth A. Fox                     Managing Director, West Coast       Internet Capital Group, Inc.
                                   Operations, Internet Capital        The 600 Building
                                   Group, Inc.                         435 Devon Park Drive
                                                                       Wayne, PA 19087

Thomas P. Gerrity                  Professor, Wharton School of the    The Wharton School
                                   University of Pennsylvania          University of Pennsylvania
                                                                       Suite 2000 Steinberg Hall -
                                                                       Dietrich Hall
                                                                       Philadelphia, PA 19104-6370

Warren V. Musser                   Chairman and CEO, Safeguard         Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                   800 The Safeguard Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087
                                                                       (develops and operates internet
                                                                       infrastructure companies)

Peter A. Solvik                    Senior Vice President and Chief     Cisco Systems, Inc.
                                   Information Officer, Cisco          170 West Tasman Drive
                                   Systems, Inc.                       San Jose, CA 95134-1619
                                                                       (provides hardware and software
                                                                       used in internet networking)


                            ICG Executive Officers
                            ----------------------

              Name                        Principal Occupation                      Address
---------------------------------  ----------------------------------  ----------------------------------
Walter W. Buckley, III             President, Chief Executive Officer  Internet Capital Group, Inc.
                                                                       The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Douglas A. Alexander               Managing Director, East Coast       Internet Capital Group, Inc.
                                   Operations                          The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Kenneth A. Fox                     Managing Director, West Coast       Internet Capital Group, Inc.
                                   Operations                          The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

David D. Gathman                   Chief Financial Officer and         Internet Capital Group, Inc.
                                   Treasurer                           The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087

Henry N. Nassau                    Managing Director, General          Internet Capital Group, Inc.
                                   Counsel and Secretary               The 600 Building
                                                                       435 Devon Park Drive
                                                                       Wayne, PA 19087



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